UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **October 15, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On October 15, 2008, HNI Corporation issued a press release announcing its financial results for the third quarter of fiscal 2008. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

Exhibits   Description
  99.1   Press release dated October 15, 2008, announcing HNI Corporation's financial results for third quarter fiscal 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: October 16, 2008

By   /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

<u>**Exhibit Index**</u>

<u>**Exhibits**</u>   <u>**Description**</u>

99.1   Press release dated October 15, 2008, announcing HNI Corporation's financial results for third quarter fiscal 2008.

EXHIBIT 99.1



News Release

For Information Contact:
Marshall H. Bridges, Treasurer and Vice President (563) 272-4844
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR THIRD QUARTER FISCAL 2008

MUSCATINE, Iowa (October 15, 2008) – **HNI Corporation** (NYSE: HNI) today announced sales of $663.1 million and net income of $19.5 million for the third quarter ending September 27, 2008. Net income per diluted share for the quarter was $0.44. When excluding restructuring charges, non-GAAP net income per diluted share was $0.46.

Third Quarter Summary Comments
"We effectively adapted and responded to the economic challenges facing our businesses during the quarter. Inflationary cost pressures and a weak demand environment negatively impacted our profitability, as expected. We were able to partially offset these pressures with price realization and cost containment initiatives despite the difficult conditions.

"We also maintained our focus on long-term value-creation by continuing to develop new products, investing in selling initiatives, and working to improve our competitive position," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

Third Quarter

Dollars in Millions Except per share data		Three Months Ended				Percent Change
		9/27/2008		9/29/2007		
Net Sales	$	663.1	$	674.6		-1.7%
Gross Margin	$	224.7	$	240.2		-6.5%
Gross Margin %		33.9%		35.6%		
SG&A	$	191.1	$	181.2		5.5%
SG&A %		28.8%		26.9%		
Operating Income	$	33.6	$	59.1		-43.0%
Operating Income %		5.1%		8.8%		
Income from Continuing Operations	$	19.5	$	35.3		-44.8%
Earnings per share from Continuing Operations – Diluted	$	0.44	$	0.76		-42.1%

- Consolidated net sales for the third quarter decreased 1.7 percent to $663.1 million. Acquisitions contributed $30.9 million or 4.6 percentage points of sales.
- Gross margins were 1.7 percentage points lower than prior year primarily due to decreased volume and increased material costs partially offset by increased price realization.
- Total selling and administrative expenses, including restructuring charges, as a percent of sales, increased due to higher non-volume related freight and distribution costs, and the impact of non-operating gains on prior year results. These were partially offset by lower volume-related spending, incentive-based compensation, and restructuring costs as well as cost containment initiatives.
- The Corporation incurred $1.5 million of restructuring charges during the third quarter compared to $4.3 million in the prior year quarter.
- The effective tax rate for the third quarter 2008 was 34.1 percent compared to 35.4 percent in third quarter 2007 primarily due to a reduction in state taxes. The Corporation anticipates its annualized tax rate for 2008 to be approximately 33.4 percent due to the reinstatement of the research tax credit in fourth quarter 2008.
- Net income per share was favorably impacted $0.02 per share as a result of the Corporation's share repurchase program.

Third Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measure)
Dollars in millions
except per share data

	Three Months Ended 9/27/2008			Three Months Ended 9/29/2007		
	SG&A	Operating Income	EPS	SG&A	Operating Income	EPS
As Reported (GAAP)	$ 191.1	$ 33.6	$ 0.44	$ 181.2	$ 59.1	$ 0.76
% of Net Sales	28.8%	5.1%		26.9%	8.8%	
Restructuring and impairment	$ (1.5)	$ 1.5	$ 0.02	$ (4.3)	$ 4.3	$ 0.06
Non-operating gains	-	-	-	$ 5.0	$ (5.0)	$ (0.07)
Results excluding restructuring and impairment charges and non-operating gains (non-GAAP)	$ 189.6	$ 35.1	$ 0.46	$ 181.9	$ 58.4	$ 0.75
% of Net Sales	28.6%	5.3%		27.0%	8.7%	

Year-to-Date Results – Continuing Operations
Consolidated net sales for the first nine months of 2008 decreased $62.4 million, or 3.3 percent, to $1.8 billion compared to $1.9 billion in 2007. Acquisitions added $87.6 million or 4.6 percentage points of sales. Gross margins decreased to 33.6 percent compared to 34.8 percent last year. Income from continuing operations was $36.9 million compared to $82.4 million in 2007, a decrease of 55.1 percent. Earnings per share from continuing operations decreased 52.3 percent to $0.83 per diluted share compared to $1.74 per diluted share last year. Earnings per share was positively impacted $0.05 as a result of the Corporation's share repurchase program.

Cash flow from operations for the first nine months was $104.6 million compared to $178.3 million last year. The decrease was due to lower earnings and a less favorable working capital reduction in the current year. Capital expenditures increased to $54.6 million in 2008 from $41.7 million in 2007 primarily due to new product introductions and the facility consolidation completed during 2008. The Corporation completed the acquisition of HBF, an office furniture provider, for a total purchase price of $75.5 million. The Corporation repurchased 1,004,700 shares of its common stock at a cost of approximately $28.6 million during the first nine months of 2008, compared to $102.0 million in the same period last year. Approximately $163.6 million remains under the current repurchase authorization.

Discontinued Operations
The Corporation completed the sale of a small, non-core component of the office furniture segment during the second quarter of 2007. Revenues and expenses associated with the business operations are presented as discontinued operations for all periods presented in the financial statements.

Office Furniture

Dollars in Millions	Three Months Ended				Percent Change
	9/27/2008		9/29/2007		
Sales	$	560.7	$	558.8	0.3%
Operating Profit	$	39.5	$	58.1	-32.0%
Operating Profit %		7.0%		10.4%	

- Third quarter net sales for the office furniture segment increased $1.9 million to $560.7 million due to acquisitions contributing $17.8 million or 3.2 percentage points of sales. Organic sales decreased due to lower sales in the supplies-driven channel.
- Operating profit for the quarter decreased $18.6 million as a result of lower organic volume, increased freight costs, and increased investments in selling initiatives and product development offset partially by lower restructuring costs, price increases, lower incentive based compensation expense and cost reduction initiatives.

Hearth Products

Dollars in Millions	Three Months Ended				Percent Change
	9/27/2008		9/29/2007		
Sales	$	102.5	$	115.8	-11.5%
Operating Profit	$	3.7	$	8.7	-57.0%
Operating Profit %		3.6%		7.5%	

- Third quarter net sales for the hearth products segment decreased $13.4 million. Acquisitions completed during 2007 contributed $13.1 million or 11.3 percentage points. Excluding acquisitions, sales declined 22.8 percent driven by the continuing severe decline in new construction channel revenue.
- Operating profit for the quarter decreased $4.9 million due to the lower volume, rising material costs and a larger mix of lower margin remodel/retrofit business.

Fourth Quarter Outlook

"We will continue to adapt our businesses to the economic environment and are preparing for more uncertainty and potentially severe conditions. We anticipate working through higher input costs in the fourth quarter and offsetting their impact by the beginning of next year. The unprecedented turmoil facing the economy limits our ability to forecast. That said, we expect a weak and deteriorating economic environment to negatively impact our office furniture businesses. In our hearth business, we expect a mixed demand environment with continued declines in the new home construction channel offset by strong sales of our alternative energy products. Our response in these uncertain times is to take strong action to reduce operating expenses and eliminate structural costs," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call

HNI Corporation will host a conference call on Thursday, October 16, 2008 at 10:00 a.m. (Central) to discuss third quarter 2008 results. To participate, call the conference call line at
1-800-230-1951. A replay of the conference call will be available until Thursday, October 23, 2008, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code:
960644. A link to the simultaneous web cast can be found on the Corporation's web site at www.hnicorp.com.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: selling and administrative expense, operating income, operating profit and net income per diluted share (i.e., EPS), excluding restructuring and impairment charges and non-operating gains. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Therefore, management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire®, and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, (f) ability to maintain its effective tax rate, and (g) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including, with respect to the Corporation's hearth products, the protracted decline in the housing market; lower industry growth than expected; major disruptions at our key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; restrictions imposed by the terms of the Corporation's revolving credit facility, term loan credit agreement and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

###

HNI CORPORATION

Unaudited Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended Sep. 27, 2008	Three Months Ended Sep. 29, 2007	Nine Months Ended Sep. 27, 2008	Nine Months Ended Sep. 29, 2007
Net sales	$ 663,141	$ 674,628	$ 1,839,638	$ 1,901,988
Cost of products sold	438,423	434,385	1,221,439	1,239,408
Gross profit	224,718	240,243	618,199	662,580
Selling and administrative expenses	189,577	176,904	544,805	517,277
Restructuring and impairment charges	1,497	4,264	4,344	4,856
Operating income	33,644	59,075	69,050	140,447
Interest income	208	326	846	774
Interest expense	4,245	4,815	12,481	13,877
Earnings from continued operations before income taxes and minority interest	29,607	54,586	57,415	127,344
Income taxes	10,107	19,342	20,382	45,109
Earnings from continuing operations before minority interest	19,500	35,244	37,033	82,235
Minority interest in earnings of subsidiary	11	(63)	98	(116)
Income from continuing operations	19,489	35,307	36,935	82,351
Discontinued operations, less applicable income taxes	-	-	-	514
Net income	$ 19,489	$ 35,307	$ 36,935	$ 82,865
Net income from continuing operations – basic	$ 0.44	$ 0.76	$ 0.83	$ 1.75
Net income from discontinued operations – basic	-	-	-	$ 0.01
Net income per common share – basic	$ 0.44	$ 0.76	$ 0.83	$ 1.76
Average number of common shares outstanding – basic	44,213,017	46,256,366	44,327,939	47,062,887
Net income from continuing operations – diluted	$ 0.44	$ 0.76	$ 0.83	$ 1.74
Net income from discontinued operations – diluted	-	-	-	$ 0.01
Net income per common share – diluted	$ 0.44	$ 0.76	$ 0.83	$ 1.75
Average number of common shares outstanding - diluted	44,340,220	46,486,724	44,453,445	47,298,590

Unaudited Condensed Consolidated Balance Sheet

Assets	As of		**Liabilities and Shareholders' Equity**	As of	
(Dollars in thousands)	Sep. 27, 2008	Dec. 29, 2007		Sep. 27, 2008	Dec. 29, 2007
Cash and cash equivalents	$ 27,228	$ 33,881	Accounts payable and		
Short-term investments	9,550	9,900	accrued expenses	$ 372,220	$ 367,320
Receivables	300,069	288,777	Note payable and current		
Inventories	109,439	108,541	maturities of long-term debt	49,483	14,715
Deferred income taxes	17,706	17,828	Current maturities of other		
Prepaid expenses and			long-term obligations	326	2,426
other current assets	30,182	30,145			
Current assets	494,174	489,072	Current liabilities	422,029	384,461
			Long-term debt	317,300	280,315
			Capital lease obligations	81	776
Property and equipment - net	315,536	305,431	Other long-term liabilities	56,643	55,843
Goodwill	273,835	256,834	Deferred income taxes	27,611	26,672
Other assets	192,655	155,639			
			Minority interest in subsidiary	152	1
			Shareholders' equity	452,384	458,908
			Total liabilities and		
Total assets	$ 1,276,200	$ 1,206,976	shareholders' equity	$ 1,276,200	$ 1,206,976

Unaudited Condensed Consolidated Statement of Cash Flows

	Nine Months Ended	
(Dollars in thousands)	Sep. 27, 2008	Sep. 29, 2007
Net cash flows from (to) operating activities	$ 104,598	$ 178,259
Net cash flows from (to) investing activities:		
Capital expenditures	(54,590)	(41,747)
Acquisition spending	(75,479)	(4,266)
Other	2,986	9,201
Net cash flows from (to) financing activities	15,832	(142,181)
Net increase (decrease) in cash and cash equivalents	(6,653)	(734)
Cash and cash equivalents at beginning of period	33,881	28,077
Cash and cash equivalents at end of period	$ 27,228	$ 27,343

Unaudited Business Segment Data

	Three Months Ended		Nine Months Ended	
(Dollars in thousands)	Sep. 27, 2008	Sep. 29, 2007	Sep. 27, 2008	Sep. 29, 2007
Net sales:				
Office furniture	$ 560,661	$ 558,787	$ 1,541,207	$ 1,560,225
Hearth products	102,480	115,841	298,431	341,763
	$ 663,141	$ 674,628	$ 1,839,638	$ 1,901,988
Operating profit:				
Office furniture (1)				
Operations before restructuring charges	$ 40,583	$ 62,366	$ 92,327	$ 146,609
Restructuring and impairment charges	(1,072)	(4,264)	(3,943)	(4,856)
Office furniture - net	39,511	58,102	88,384	141,753
Hearth products				
Operations before restructuring charges	4,148	8,650	2,843	26,094
Restructuring and impairment charges	(425)	-	(401)	-
Hearth products - net	3,723	8,650	2,442	26,094
Total operating profit	43,234	66,752	90,826	167,847
Unallocated corporate expense	(13,644)	(12,068)	(33,562)	(40,323)
Income before income taxes	$ 29,590	$ 54,684	$ 57,264	$ 127,524
Depreciation and amortization expense:				
Office furniture	$ 12,936	$ 12,131	$ 37,583	$ 36,408
Hearth products	3,785	3,829	11,479	11,046
General corporate	1,121	1,106	3,345	3,342
	$ 17,842	$ 17,066	$ 52,407	$ 50,796
Capital expenditures – net:				
Office furniture	$ 15,125	$ 11,396	$ 44,973	$ 33,489
Hearth products	3,163	913	8,350	7,292
General corporate	363	290	1,267	966
	$ 18,651	$ 12,599	$ 54,590	$ 41,747

	As of	As of
	Sep. 27, 2008	Sep. 29, 2007
Identifiable assets:		
Office furniture	$ 828,095	$ 745,025
Hearth products	340,467	355,845
General corporate	107,638	111,309
	$ 1,276,200	$ 1,212,179

(1) Includes minority interest

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